CST Trust Company P.O. Box 4202, Postal Station A Toronto, ON M5W 0E4 Tel: 416.682.3800 Fax: 1.877.715.0494 www.canstockta.com Global Resources • Local Service • Customized Solutions

April 27, 2017	AMENDED

Nova Scotia Securities Commission	Securities Commission of Newfoundland and Labrador

Alberta Securities Commission	Saskatchewan Financial and Consumer Affairs Authority

Manitoba Securities Commission	New Brunswick Financial and Consumer Services Commission

Ontario Securities Commission	British Columbia Securities Commission

Superintendent of Securities, Prince Edward Island	Autorité des marchés financiers

Superintendent of Securities, Northwest Territories	Superintendent of Securities, Yukon Territory

Superintendent of Securities, Nunavut

RE: Sears Canada Inc.

Pursuant to a request from the above-mentioned reporting issuer, we wish to advise you of the following information in connection with its Annual Meeting of Shareholders:

Date of meeting:	June 14, 2017

Record date for notice:	April 18, 2017

Record date for voting:	April 18, 2017

Beneficial ownership determination date:	April 18, 2017

Securities entitled to notice:	Common Shares

Securities entitled to vote:	Common Shares

Issuer mailing directly to non-objecting beneficial owners:	No

Issuer will pay for objecting beneficial owner material distribution:	Yes

Issuer using notice-and-access for registered investors:	Yes

Issuer using notice-and-access for non-registered investors:	Yes

Notice-and-access stratification criteria:	Yes

The reporting issuer intends to use the notice-and-access mechanism to send proxy-related materials to :

Beneficial Shareholders

The Corporation will be using Notice-and-Access for delivery of the Management Proxy Circular and Annual Report to all beneficial shareholders. Beneficial shareholders will be sent notice of the meeting and their voting instruction form by mail or, if they have consented to electronic delivery, by e-mail.

Registered Shareholders

Pursuant to an exemption obtained by the Corporation under the Canada Business Corporations Act (CBCA), the Corporation will be using Notice-and-Access for delivery of the Management Proxy Circular to all registered shareholders. Notice of the meeting, copies of a proxy form and the Corporation’s Annual Report will be sent to registered shareholders (except those who have previously declined) by mail or, if they have consented to electronic delivery, by email.

Sincerely,

Judy Power
Associate Manager, Trust Central Services